First Choice Healthcare Solutions, Inc.
709 S. Harbor City Blvd., Suite 530
Melbourne, FL 32901

 November 21, 2018

Mr. Raj Rajan

Joel Parker, Senior Assistant Chief Accountant

Division of Corporation Finance

Office of Beverages, Apparel and Mining

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	First Choice Healthcare Solutions, Inc. Form 10-K for the Year Ended December 31, 2017 Filed April 2, 2018 File No. 000-53012

Gentlemen:

I write in response to the comment letter, dated November 13, 2018 (the “Comment Letter), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to First Choice Healthcare Solutions, Inc. (the “Company”), with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2017 (the “Form 10-K”). The Company respectfully requests an additional two weeks to respond to the Comment Letter to the close of business on Friday, December 7, 2018.

Thank you for your kind consideration of this request.

Sincerely,

/s/ Phillip Keller
Phillip Keller
Chief Financial Officer